

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Christer Rosén
Chief Executive Officer
Jupiter Neurosciences, Inc.
1001 North US HWY 1, Suite 504
Jupiter, FL 33477

> **Re: Jupiter Neurosciences, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on December 17, 2021**
> **File No. 333-260183**

Dear Mr. Rosén:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed on December 17, 2021

Interim Condensed Financial Statements as of and for the Nine Months Ended September 30, 2021
Condensed Notes to Financial Statements
Note 9- Subsequent Events , page F-38

1. You disclose on page 95 that you entered into a Debt Forgiveness and Exchange Agreement with Aquanova in December 2021. Please disclose the details of such agreement in your subsequent events footnote.

       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig D. Linder, Esq.